Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Applied Micro Circuits Corporation:

We consent to the use of our report dated May 20, 2016, with respect to the consolidated balance sheets of Applied Micro Circuits Corporation and its subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, cash flows and financial statement schedule for each of the years in the three-year period ended March 31, 2016, and the effectiveness of internal control over financial reporting as of March 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Santa Clara, California

January 18, 2017